VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to listen to a live audio cast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/287944040 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.

Caution: *Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your AGM. If you are experiencing any difficulty connecting or* ***watching the meeting****, ensure your VPN setting is disabled or use computer on a network not restricted to security settings of your organization.*

2. All securityholders MUST register any 3rd party appointments at http://www.computershare.com/IMV
   Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 287944040

Password: IMV2021

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy

The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1 To proceed to the meeting, you will need to read and accept the Terms and Conditions.



2 Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.



3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.


123-456-789
Your Company
Your Company
Annual General Meeting
MEETING DOCUMENTS
Broadcast

4 To view proceedings you must tapthe broadcast arr on your screen.

Toggle between the up and down arrow to view another screen.



TO VOTE

5 When the Chair declares the poll open:

- A voting icon will appear on your device and the Meeting Resolutions will be displayed.
- To vote, tap one of the voting options. Your response will be highlighted.


123-456-789
Item 1 - Adoption of Remuneration Report
For
Against
Abstain
Item 2.1 - Elect Mr John Citizen as a Director
For
Against
Abstain
Broadcast

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

Votes may be changed up to the time the chair closes the poll.

NOTE: On some devices, in order to vote, you may need to minimize the audio cast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the audio cast after voting, select the arrow again.

TO ASK QUESTIONS

6 Tap on the Questions icon to submit a question.

Compose your question and select the send icon .

Confirmation that your message has been received will appear.


123-456-789
Your Company
Your Company
Annual General Meeting
MEETING DOCUMENTS
Broadcast
123-456-789
Broadcast
Compose
Can you advise on revenue projections for next year?